================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                         EDUCATION LENDING GROUP, INC.
                      (Name of Subject Company (Issuer))

                         EDUCATION LENDING GROUP, INC.
                      (Name of Filing Person, the Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   254567100
                     (CUSIP Number of Class of Securities)

                         Interwest Transfer Co., Inc.
                             1981 East 4800 South
                                   Suite 100
                          Salt Lake City, Utah 84117
                                (801) 272-9294
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Person)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
               Transaction Valuation*    Amount of Filing Fee**
                    $177,842,448                $14,387
--------------------------------------------------------------------------------
* Calculated based upon the maximum number of shares of common stock to be acquired by us, multiplied by the market value of the common shares, using the average of the high and low sales price of a share of common stock as reported on the NASDAQ SmallCap Market System on August 5, 2003.

** The amount of the filing fee calculated under the Securities Exchange Act of 1934, is calculated at the rate of $80.90 per million dollars of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   $5,639         Filing Party:  Education
                                                 Lending Group, Inc.

        Form or Registration No.:  333-101860    Date Filed:   August 7,
                                                 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [_] third-party tender offer subject to Rule 14d-1
   [X] issuer tender offer subject to Rule 13e-4
   [_] going-private transaction subject to Rule 13e-3
   [_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

Item 1.  Summary Term Sheet.

   The information contained in the attached Prospectus under the caption "Summary" is incorporated herein by reference.

Item 2.  Subject Company Information.

   (a) The information contained on the cover page of the attached Prospectus is incorporated herein by reference.

   (b) The information contained in the attached Prospectus under the caption "Description of Common Stock" is incorporated herein by reference.

   (c) The information contained in the attached Prospectus under the caption "Trading Market and Price for Common Stock; Dividends" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Persons.

   The information contained on the cover page of the attached Prospectus and in the attached Prospectus under the caption "Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

   (a)(1) The information contained in the attached Prospectus under the caption "The Exchange Offer" is incorporated herein by reference.

   (a)(2) Not applicable.

   (b) The information contained in the attached Prospectus under the caption "Directors and Officers--Directors' and Officers' Interests and Participation in Exchange Offer" is incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

   (e) The information contained in the attached Prospectus under the captions "Recent Developments," "Executive Compensation--Agreements with Executive Officers and Directors" and "Note 8--Common Stock, Stock Options and Warrants" is incorporated herein by reference. The Direct III Marketing, Inc. Stock Option Plan (as amended effective April 4, 2002) contained in the Company's Proxy Statement filed April 15, 2002 is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

   (a) The information contained in the attached Prospectus under the caption "The Exchange Offer--Purpose of Exchange Offer" is incorporated herein by reference.

   (b) The information contained in the attached Prospectus under the caption "The Exchange Offer--Purpose of Exchange Offer" is incorporated herein by reference.

   (c) Education Lending Group, Inc. is investigating the possibility of listing its Common Stock on the NASDAQ National Market System.

Item 7.  Source and Amount of Funds or Other Consideration.

   (a) The information contained in the attached Prospectus under the caption "The Exchange Offer--No Funding Required to Acquire Tendered Shares" is incorporated herein by reference.

   (b) Not applicable.

   (d) Not applicable.

Item 8.  Interest in Securities of the Subject Group.

   (a) The information contained in the attached Prospectus under the caption "Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

   (b) The information contained in the attached Prospectus under the caption "Recent Developments" is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

   The information contained in the attached Prospectus under the caption "The Exchange Offer--No Solicitations or Recommendations" is incorporated herein by reference.

Item 10.  Financial Statements.

   (a) The information contained in the attached Prospectus under the captions "Summary Selected Historical Financial Data" and "Financial Statements" is incorporated herein by reference.

   (b) Not applicable.

Item 11.  Additional Information.

   (a) The information contained in the attached Prospectus under the captions "The Exchange Offer--No Approvals Required for Exchange Offer" and "Executive Compensation--Agreements with Executive Officers and Directors" is incorporated herein by reference.

   (b) Not applicable.

Item 12.  Exhibits.

(a)(1) Prospectus dated August 11, 2003 ("Prospectus") including the Financial Statements and notes thereto incorporated by reference from the Company's Registration Statement on Form S/4-A filed
       August 7, 2003.

(a)(2) Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on
       Substitute Form W-9.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Stockholders.

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7) Letter to Holders of Our Warrants and Vested Stock Options and Summary of Rule 144.

(d)(1) Executive Employment Agreement, dated September 15, 2001, with Robert deRose incorporated by reference from Exhibit 10.2 to the Company's Form 10-KSB filed March 29, 2002.

(d)(2) Executive Employment Agreement, dated September 15, 2001, with Michael H. Shaut incorporated by reference from Exhibit 10.3 to the Company's Form 10-KSB filed March 29, 2002.

(d)(3) Executive Employment Agreement, dated September 15, 2001, with James G. Clark incorporated by reference from Exhibit 10.4 to the Company's Form 10-KSB filed March 29, 2002.

(d)(4) Executive Employment Agreement, dated September 15, 2001, with Douglas L. Feist incorporated by reference from Exhibit 10.5 to the Company's Form 10-KSB filed March 29, 2002.

(d)(5) Direct III Marketing, Inc. Stock Option Plan (as amended effective April 4, 2002) incorporated by reference from the Company's Proxy Statement filed April 15, 2002.

(h)(1) Tax Opinion of Thompson Hine LLP incorporated by reference from the Company's Registration
       Statement on Form S/4-A filed August 7, 2003.

Item 13.  Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

August 7, 2003

                                                EDUCATION LENDING GROUP, INC.

                                                By:           /S/  ROBERT DEROSE
                                                --------------------------------
                                                  Robert deRose, Chairman and
                                                    Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit
Number  Description
------  -----------

(a)(1). Prospectus dated August 11, 2003 ("Prospectus") including the Financial Statements and notes thereto incorporated by reference from the Company's Registration Statement on Form S/4-A filed August 7, 2003.

(a)(2). Letter of Transmittal and Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

(a)(3). Notice of Guaranteed Delivery.

(a)(4). Letter to Stockholders.

(a)(5). Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6). Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.

(a)(7). Letter to Holders of Our Warrants and Vested Stock Options and Summary of Rule 144.

(d)(1). Executive Employment Agreement, dated September 15, 2001, with Robert deRose incorporated by reference from Exhibit 10.2 to the Company's Form 10-KSB filed March 29,
        2002.

(d)(2). Executive Employment Agreement, dated September 15, 2001, with Michael H. Shaut incorporated by reference from Exhibit 10.3 to the Company's Form 10-KSB filed March 29,
        2002.

(d)(3). Executive Employment Agreement, dated September 15, 2001, with James G. Clark incorporated by reference from Exhibit 10.4 to the Company's Form 10-KSB filed March 29,
        2002.

(d)(4). Executive Employment Agreement, dated September 15, 2001, with Douglas L. Feist incorporated by reference from Exhibit 10.5 to the Company's Form 10-KSB filed March 29,
        2002.

(d)(5). Direct III Marketing, Inc. Stock Option Plan (as amended effective April 4, 2002) incorporated by reference from the Company's Proxy Statement filed April 15, 2002.

(h)(1). Tax Opinion of Thompson Hine LLP incorporated by reference from the Company's
        Registration Statement on Form S/4-A filed August 7, 2003.